October 12, 2018

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporate Finance

Office of Transportation and Leisure

100 F Street, N.E.

Washington, D.C. 20549

Re:	Landstar System, Inc.

Form 10-K for the fiscal year ended December 30, 2017

Form 10-Q for the Quarterly Period Ended June 30, 2018

Supplemental response dated September 7, 2018

File No. 000-21238

Ladies and Gentlemen:

This letter sets forth the responses of Landstar System, Inc. (the “Company”, and collectively with its subsidiaries and affiliates, “Landstar”) to the comments contained in your letter, dated October 3, 2018, relating to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018 (the “Form 10-Q”) filed with the Commission on August 3, 2018. The comments of the Commission are set forth in bold/italics and the Company’s responses are set forth in plain text immediately following each comment. Please let us know if we can provide additional information to assist in the review process.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Note 12. Recent Accounting Pronouncements, page 16

1.

We have reviewed your response to our prior comment 1, including the proposed revision regarding the nature of your transportation services. Please also revise to include payment terms similar to that provided in your response.

Response:

In future filings, the Company will provide additional disclosure in its revenue recognition policy in the notes to the Company’s consolidated financial statements stating that “[t]he nature of the Company’s freight transportation services and its performance obligations to customers, regardless of the mode of transportation used to perform such services, relate to the safe and on-time pick-up and delivery of a customer’s freight on a shipment-by-shipment basis. Landstar customers are typically invoiced on a shipment-by-shipment basis at a pre-defined rate, payable thirty to sixty (30-60) days after the customer’s receipt of such invoice. Payment terms to customers do not contain a significant financing component, and the amount owed by the customer does not contain variable terms, embedded or otherwise.”

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If you have any questions regarding this letter, please do not hesitate to call me at (904) 390-4959.

Sincerely,

/s/ L. Kevin Stout
L. Kevin Stout Vice President and Chief Financial Officer

cc:	Michael K. Kneller, Vice President, General Counsel and Secretary

Beverly Singleton, Division of Corporate Finance

Jean Yu, Division of Corporate Finance

Steven J. Slutzky, Debevoise & Plimpton, LLP